AMENDED ARTICLE III, SECTION 8 of ACTION INDUSTRIES, INC.  BYLAWS

Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote if written consents are signed by shareholders representing a majority of the shares entitled to vote at such a meeting, except however, if a different proportion of voting power is required by law, the Articles of Incorporation or these Bylaws, then that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the corporation.